Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (“Electra” or the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

February 20, 2026

ITEM 3	NEWS RELEASE

The Company issued a news release on February 20, 2026 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On February 20, 2026, the Company announced that it has upsized its previously announced At the Market Offering Program (the “ATM”), pursuant to which the Company may offer and sell, at its discretion and from time to time, through H.C. Wainwright & Co., LLC (“Wainwright”), common shares in the capital of the Company (the “Common Shares”) having an aggregate offering price of up to US$25,000,000. The ATM was established pursuant to an At The Market Offering Agreement (the “ATM Agreement”) entered into with Wainwright and dated June 26, 2025. The US$25,000,000 aggregate offering amount includes the amount of sales previously made by the Company under the ATM Agreement pursuant to the Company’s prospectus supplement dated December 11, 2025, covering sales having an aggregate offering price of up to US$5,500,000.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On February 20, 2026, the Company announced that it has upsized its previously announced ATM, pursuant to which the Company may offer and sell, at its discretion and from time to time, through Wainwright, Common Shares having an aggregate offering price of up to US$25,000,000. The ATM was established pursuant to the ATM Agreement entered into with Wainwright and dated June 26, 2025. The US$25,000,000 aggregate offering amount includes the amount of sales previously made by the Company under the ATM Agreement pursuant to the Company’s prospectus supplement dated December 11, 2025, covering sales having an aggregate offering price of up to US$5,500,000.

The ATM is being made in the United States pursuant to a registration statement on Form F-3 (File No. 333-288364) (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”), and declared effective by the SEC on December 11, 2025, including the prospectus contained therein (the “Base Prospectus”), together with the prospectus supplement filed with the SEC on February 20, 2026 (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”).

Sales of Common Shares under the Prospectus, if any, will be made in transactions that are deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through the Nasdaq Capital Market. The Common Shares will be distributed at market prices prevailing at the time of sale. As a result, prices for the Common Shares may vary as between purchasers and during the period of distribution. No Common Shares will be sold in the ATM on the TSX Venture Exchange or any other trading market in Canada.

The Company intends to use the net proceeds from the ATM for working capital and general corporate purposes, which may include expenditures related to the commissioning of our Ontario, Canada sulfate refinery. Based on our current operating plan and assumptions, we believe that our existing cash, cash equivalents and other sources of liquidity, which may include debt financing provided by government entities, will be sufficient to fund the refinery’s planned mechanical completion, however such plans and assumptions are subject to change.

Readers can review the Company’s SEC filings, the Registration Statement and the Prospectus by accessing the SEC’s internet site at www.sec.gov.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

February 20, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this report relating to potential future sales of Common Shares under the ATM, the offering price therefor, and the use of proceeds thereof. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report, and no assurance can be given that such events will occur in the disclosed timeframes or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.